Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in registration statement (No. 333-185852) on Form F-6 of our reports dated August 15, 2014, relating to (1) the consolidated financial statements of Sesa Sterlite Limited and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (i) the convenience translation of the Indian Rupee into United States dollar amounts, and (ii) the consolidated financial statements being retroactively adjusted to reflect the Reorganization Transactions) and (2) to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended March 31, 2014. We also consent to the reference to us in Item 3A. Selected Consolidated Financial Data.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

August 15, 2014